Exhibit 4.21

9 August 2012

Sir David Walker

Dear Sir David

I am writing to you to set out the terms of your appointment as Non-Executive Director of Barclays PLC and Barclays Bank PLC (“Non-Executive Director”) and Chairman of Barclays PLC and Barclays Bank PLC (“Chairman”). Your appointment as a Non-Executive Director will commence on 1 September 2012 and your appointment as Chairman will commence on 1 November 2012. Your appointments will be on the terms set out in this Letter.

1.	Fees

As a Non-Executive Director you will receive a fee of £250,000 per annum, payable in arrears by equal monthly instalments by direct credit into your nominated Barclays bank account (“Director Fees”). Your Director Fees will be subject to deduction of tax and national insurance contributions which Barclays is obliged to deduct.

As Chairman you will receive a fee of £750,000 per annum, payable in arrears by equal monthly instalments by direct credit into your nominated bank account (“Fees”). Your Fees will be subject to deduction of tax and national insurance contributions which Barclays is obliged to deduct. For the avoidance of doubt, the Fees are inclusive of any fees to which you will be entitled as a Non-Executive Director (including the Director Fees) and in respect of any other service which you may provide to Barclays PLC and/or Barclays Group from time to time.

Following the commencement of your appointment as a Non-Executive Director, £30,000 per annum of the Director Fees, after tax and national insurance, will be used to purchase Barclays PLC shares twice per year, in February and August. These shares will be held on your behalf until you leave the Board of Barclays PLC. You will be provided with an agreement setting out details in respect of this remuneration in Barclays PLC shares, which you will be asked to sign and return.

Following the commencement of your appointment as Chairman, £100,000 per annum of the Fees, after tax and national insurance, will be used to purchase Barclays PLC shares twice per year, in February and August. For the avoidance of doubt, the requirement to use £100,000 of the Fees to purchase Barclays PLC shares will replace the requirement as Non-Executive Director to use £30,000 of the Director Fees to purchase Barclays PLC shares. These shares will be held on your behalf until you leave the Board of Barclays PLC. You will be provided with an agreement setting out details in respect of this remuneration in Barclays PLC shares, which you will be asked to sign and return.

The Fees may be subject to any amendment or qualification as required by any law, regulation or regulatory authority.

Any reasonable out of pocket expenses that you incur in performing your duties as Chairman, and Non-Executive Director (travelling expenses in attending Board meetings etc) will be reimbursed in accordance with our standard expenses policy. The Board (with the Non-Executive Directors abstaining) reviews the level of fees paid to the Chairman and Directors annually.

Subject to the rules of the relevant scheme from time to time in force, you will be provided with private medical insurance to cover you under the terms of the Barclays scheme rules. Your spouse will be eligible to participate in the Barclays scheme for dependants under the terms of that scheme from time to time in force, with monthly premiums payable at your cost.

2.	Terms of Your Appointment

The Board, rather than the shareholders in general meeting, have appointed you to the Boards of Barclays PLC and Barclays Bank PLC. As a consequence, you are required to seek re-election at the Barclays PLC Annual General Meeting on 25 April 2013. As with all of the Directors, you will then normally be required to seek re-election on an annual basis.

Your appointment as Chairman and Non-Executive Director may be terminated at any time in accordance with the Articles of Association, the Companies Act 2006 or the provisions of this Letter.

Your appointment as Chairman (which shall include, for the purposes of this paragraph, your appointment as Non-Executive Director) may be terminated by us on twelve months’ notice. We also reserve the option, in our absolute discretion, to terminate your appointment with immediate effect and to pay you your Fees (as applicable) subject to deductions, in equal instalments at such time(s) as you would have received such payment(s) of Fees (as applicable) had you been required to remain in your appointment for the whole or remainder of your notice period. You acknowledge and accept your obligation to mitigate your loss by seeking comparable new appointments and/or employment. If you mitigate your loss by commencing alternative appointments and/or employment or by obtaining employment for your services during the period in which payments of Fees (as applicable) are due, you agree to provide a notification to this effect and we reserve the right to cease or reduce further payment of Fees (as applicable).

Your appointment as Chairman (including, for the avoidance of doubt, your appointment as a Non-Executive Director) would automatically terminate without any entitlement to notice or payment if the Barclays PLC shareholders do not re-elect you whenever you stand for re-election and/or if you are removed from office by the shareholders.

The Board shall also reserve the right to reconsider your appointment as Chairman (including, for the purposes of this provision, your appointment as Non-Executive Director) and therefore to terminate your appointment forthwith (without notice or payment in lieu) should there be any material change to your personal circumstances that the Board believes may affect your appointment as Chairman. A material change shall include, but not be limited to, the following:

•	Where you are appointed to any other company, corporate body or other entity (internal or external), or have any other significant commitment which has not been agreed in advance with the Board.
•	Where you are guilty of any serious misconduct or any conduct does or is calculated to or is likely to bring any member of the Barclays Group or you into disrepute.
•	Where you become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with your creditors.
•	Where you are convicted of any criminal offence (other than an offence under any road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed).
•	Where you become prohibited by law from being a director.

•

Where you are guilty of any material breach or material non-observance of any of the provisions of this Letter or its schedules or the rules of any applicable regulatory authority, or are guilty of any serious negligence in carrying out your duties under this Letter.

•

Where you are unable to perform your role due to illness or disability for a period of no fewer than 36 working days in any period of 12 months (provided that the Board will not exercise its rights to terminate your appointment forthwith in this circumstance without first notifying you and considering any representations you may have).

Where such a material change occurs, you must inform the Board, via me as Company Secretary, as soon as possible.

Should you wish to resign your appointment, you are required to give us not less than six months’ notice.

3.	Role

Attached to this Letter in schedule 2 is a role profile for Chairman and Directors as well as a Charter of Expectations for Chairman and Non-Executive Directors, which you should familiarise yourself with and which have been agreed by the Board. The Board may change these role profiles from time to time and the role profile(s) as amended shall, once notified to you, be deemed to form part of this Letter in place of the document attached.

During your appointment you shall diligently perform such duties and functions as are consistent with your position as Chairman and the role profile.

Arrangements for review of your performance as Chairman will be agreed by the Board from time-to-time, as appropriate.

You will immediately report to the Board your own wrongdoing or actual or proposed wrongdoing of any employee or director of the Barclays Group of which you become aware.

4.	Time Commitment

As Chairman, you shall be required to devote no fewer than 4 days per week (calculated on the basis of an average over the course of the financial year) in performing your duties. You agree to commit additional time to your role as circumstances require particularly (as at the time of your appointment), during periods of increased activity. You recognise that these services must take priority over other commitments and the particular need for your availability in the event of a crisis. You confirm you disclosed all other offices, employments and significant interests and will notify the Board of any changes in advance. In any holiday year (being the period from 1 March to the end of February) you are entitled to 30 days holiday in addition to statutory holidays.

5.	Directors Share Qualification

Under our Articles of Association, you will be required to hold £500 in nominal value (2,000 ordinary shares of 25p each) of Barclays PLC shares within two months of your appointment as a Non-Executive Director unless you are restricted from acquiring or holding such an interest by any law, regulation or authority.

If you would like any assistance in buying these shares please speak to me. If you already hold Barclays shares, please let me know as soon as possible so that we can update the register of Directors’ interests.

6.	Induction and support

Immediately after appointment, you will be provided with an appropriate induction. The services of the Company Secretary and the Barclays Corporate Secretariat are available to assist you with both day-to-day and specific matters in your role as Chairman and Non-Executive Director. For the duration of your appointment as Chairman and Non-Executive Director, should you feel that there may be implications for you personally in carrying out the duties of your role as Chairman and Non-Executive Director, on obtaining approval from the Company Secretary, you may seek independent advice on any matter, at the Group’s expense.

You will have a private office during your appointment as Chairman (or from such earlier date as we may agree).

You will also have access to a car and driver from the Executive Chauffeur pool.

You will receive dedicated support equivalent to that available to Executive Directors in respect of your information technology and communications requirements from the date of your appointment as Non-Executive Director.

7.	Indemnity

For the avoidance of doubt, the Boards have confirmed that as a director you have the benefit of and are able to rely upon the indemnity contained in Article 147 of the Barclays PLC Articles of Association and in Article 143 of the Barclays Bank PLC Articles of Association, the terms of which are hereby expressly incorporated into this letter of appointment. Copies of the relevant Articles are attached for your ease of reference.

You will have the benefit of such directors’ and officers’ liability insurance as may be purchased by Barclays PLC from time to time, subject at all times to its terms and conditions.

8.	Confidentiality

You will appreciate that the business of Barclays PLC and the Barclays Group is a specialised and competitive business and that during the course of your appointment you will have access to and have an intimate knowledge of the trade secrets and confidential information of Barclays PLC and the Barclays Group. You further acknowledge that the disclosure of any trade secrets or confidential information to actual or potential competitors of Barclays PLC and/or any Barclays Group Company would place Barclays PLC and/or the Barclays Group at a serious competitive disadvantage and would do serious damage, financial and/or otherwise, to its or their business and business development and would cause immeasurable harm.

You must neither during the term of your appointment (except in the proper performance of the duties of your office or with the express written consent of the Board) nor at any time (without limit) after the termination of your appointment except in compliance with an order of a competent court:

•	publish, divulge or communicate to any person, company, business entity or other organisation or to the media or any social media;
•	use for your own purposes or for any purposes other than those of Barclays PLC or the Barclays Group; or
•	through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of any Confidential information. These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through any breach by you of the provisions of this Letter or other default of yours.

All notes, memoranda, records and documents (in whatever form or media held) that you make during the term of your Appointment in performing your duties as Chairman will belong to the Barclays Group and will be handed over to Barclays together with any copies promptly from time to time on reasonable request of any Barclays Group Company and at the end of your appointment.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. You should at all times comply with the Barclays Group Share Dealing Code or with any more stringent dealing rules that we notify to you are applicable.

9.	Definitions

The defined terms used in this letter have the meanings as set out in Schedule 1 to this letter.

The terms of this letter may be subject to any amendment or qualification as required by any law, regulation or regulatory authority.

I should be grateful if you would confirm receipt of this letter, and your acceptance of the conditional appointments as set out, by signing and returning the enclosed copy. I am available at any time to provide any information you may need.

Yours sincerely

Lawrence Dickinson

Company Secretary

I agree to the terms and conditions of my appointment as set out in this letter.

Signed:

Date:

Schedule 1

Definitions

1.	In the Letter to which this schedule forms Schedule 1:

Articles of Association means the Articles of Association of Barclays PLC and the Articles of Association of Barclays Bank PLC (whichever is applicable in the context).

Barclays Group or the Group means Barclays PLC and the Barclays Group Companies.

Barclays Group Company means any company which is from time to time: (a) a holding company (as defined by Section 1159 of the Companies Act 2006) of Barclays PLC; (b) a subsidiary (as defined by Section 1159 of the Companies Act 2006) of Barclays PLC or of its holding company; (c) a company over which Barclays PLC has control within the meaning of Section 1124 of the Corporation Tax Act 2010; or (d) a subsidiary undertaking (as defined by Section 1162 of the Companies Act 2006) of Barclays PLC (and Barclays Group Companies shall be interpreted accordingly).

Board means the Board of Directors of Barclays and any duly appointed committee of the Board.

Confidential Information includes but is not limited to:

•	corporate and marketing strategy, business development plans, sales reports and research results;
•

business methods and processes, technical information and know-how relating to the Barclays Croup’s business and which is not available to the public generally, including inventions, designs, programmes, techniques, database systems, formulae and ideas

•	business contacts, lists or details of customers and suppliers and details of contacts with them, their business or affairs;
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information on employees and the terms and conditions of their employment, details of employee benefits, incentive schemes/plans, salary scales, and/or current or anticipated trade union/employee disputes;

•

information or details of any actual, potential or threatened litigation, legal action, claim, dispute or arbitration against or with any member of the Bardays Group or any current or former director, officer or employee of the Barclays Group in such capacity and any information in respect of provisions for any such action;

•

information or details in connection with any actual or potential judicial, regulatory or governmental investigation of the Barclays Group, its business or activities, or any current or former director, officer or employee of the Barclays Group;

•	any papers distributed to or created by the Board and any notes or minutes of any Board meetings;
•	budgets, management accounts, trading statements and other financial reports;
•	unpublished price sensitive information relating to shares or securities listed or dealt in on any recognised stock exchange; and
•

any other information which any member of the Barclays Group or any its employees or consultants has identified (orally, in writing or by its (or their) actions) as being secret or confidential in nature.

2.	References in the Letter to any statute or legislation shall include any subordinate legislation made under it and any modification, re-enactment or extension of the statute or subordinate legislation.

Schedule 2

ROLE PROFILE - DIRECTORS

INTRODUCTION

The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses. It should therefore determine the objectives and policies of the Group to deliver such long-term value, providing overall strategic direction within a framework of rewards, incentives and controls. The Board must ensure that management strikes an appropriate balance between promoting long-term growth and delivering short-term objectives. Directors must act in a way they consider, in good faith, would promote the success of the company for the benefit of the shareholders as a whole and, in doing so, have regard (amongst other matters) to:–

(a)	the likely consequences of any decision in the long-term;
(b)	the interests of Barclays employees;
(c)	the need to foster Barclays business relationships with suppliers, customers and others;
(d)	the impact of Barclays operations on the community and the environment;
(e)	the desirability of Barclays maintaining a reputation for high standards of business conduct; and
(f)	the need to act fairly as between shareholders of Barclays.

The Board is also responsible for ensuring that management maintain a system of internal control which provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In carrying out this responsibility, the Board must have regard to what is appropriate for the Group’s business and reputation, the materiality of the financial and other risks inherent in the business and the relative costs and benefits of implementing specific controls.

The Board is also the decision-making body for all other matters of such importance as to be of significance to the Group as a whole because of their strategic, financial or reputational implications or consequences.

GENERAL TO ALL DIRECTORS

1.	Provide entrepreneurial leadership of the company, within a framework of prudent and effective controls which enable risk to be assessed and managed.

2.	Approve the company’s strategic aims, ensuring that the necessary financial and human resources are in place for the company to meet its objectives and review management performance.

3.	Set the company’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

4.	Act in accordance with the General Duties of Directors in Sections 171 to 177 of the Companies Act 2006. Under English Law the key duties of Directors include:
¡	Only exercising powers within the authority given and acting in accordance with the company’s constitution;
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At all times acting not only in good faith and honesty, but also in the company’s best interests and to promote the success of the company for all its members, whilst having regard to the impact on the long-term consequences of any decisions on employees, suppliers and customers, the community and the environment, and the need to act fairly as between members of the company;

¡	Exercising independent judgment in carrying out their duties;

¡	Exercising reasonable care, skill and diligence in carrying out their duties commensurate with their knowledge and experience;
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Avoiding a conflict of interest between their personal interests and their duties to the company (although a conflict or potential conflict may be authorised by the Directors in accordance with Barclays Articles of Association), including not accepting a benefit from a third party and declaring an interest, direct or indirect, in a proposed transaction or arrangement with the company.

In addition, Directors must ensure that the company does everything that is required of it by law and regulation, e.g., ensuring the preparation of accounts which give a true and fair view of the state of affairs of the Group at the end of each financial year.

SPECIFIC TO NON-EXECUTIVE DIRECTORS

The role of the non-executive Directors is to:

1.	Constructively challenge and help develop proposals on strategy and then fully empower the executive Directors to implement the strategy.

2.	Uphold high standards of integrity and probity and support the Chairman and executive Directors in instilling the appropriate culture, values and behaviours in the Boardroom and throughout the Group.

3.	Scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.

4.	Apply their judgement to the business of the Board, leveraging on their knowledge of the business.

5.	Demonstrate the financial literacy required for a proper understanding of the Group’s activities and associated risks.

6.	Satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible.

7.	Determine appropriate levels of remuneration for executive Directors, and have a prime role in appointing and, where necessary, removing executive Directors and in succession planning for these positions.

8.	Complement the skills and experience of the executive Directors, in particular by bringing to bear a different range of knowledge, experience and insight from other industries.

9.	Ensure that individual business decisions conform to agreed strategies and policies

NON-EXECUTIVE DIRECTOR – CHARTER OF EXPECTATIONS

ROLE REQUIREMENTS

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Time Commitment – Expected time commitment will be agreed on an individual basis with each non-executive Director. However, all non-executive Directors will be expected to commit not less than 20 days per annum. Certain non-executive Directors, including the Deputy Chairman, Committee Chairmen and Committee members, will be expected to commit additional time, with the average time commitment for the non-executive Directors as a whole being in the range of 30-36 days per year. All non-executive Directors are expected to make sufficient time available to discharge their responsibilities.

¡	Meetings – Attends all Board and Board Committee meetings unless exceptional circumstances prevail. Is well prepared for all Board and Board Committee meetings.

¡	Independence – Maintenance of own independence as measured by the independence criteria for non-executive Directors agreed by the Board in December 2004 and by the UK Code.

¡	Conflict of Interest – Takes all reasonable actions to avoid potential conflicts of interest and discloses any that may arise.

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Shareholding – 2,000 ordinary shares held within two months of appointment to meet Directors’ share qualification requirement. Directors must comply with the Group Share Dealing Code. A proportion of non-executive fees are paid in shares to align their interests to those of the Company’s shareholders.

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Business Awareness – ensure they have the knowledge and understanding of the business to enable them to contribute effectively. On appointment, a non-executive Director should devote sufficient time to a comprehensive, formal and tailored induction programme to acquire an understanding of the main areas of business activity, in particular those that involve significant risk. Each non-executive Director will review their development annually with the Chairman and agree a personalised development statement.

KEY COMPETENCIES AND BEHAVIOURS

“Committed to maximising long-term shareholder value”

High Performance Indicators

¡	Effectively leads Barclays towards the achievement of its strategic objectives.
¡	Prepared to challenge established thinking on current strategy or practice for the longer-term benefit of the Group.
¡	Draws on real-life examples from experience in a way that illustrates possible directions.
¡	Is focused on ensuring that the Group performs to the highest levels of shareholder expectation.

“Helps shape corporate strategy”

High Performance Indicators

¡	Is well informed about the company and the external environment, bringing that knowledge to bear in the development of Group strategy.
¡	Raises relevant strategic issues (such as competition and marketplace issues), influencing the shaping of Group or cluster level strategy.
¡	Tests proposals on strategy put forward by the executive.

¡	Effectively contributes to the evolution of the corporate strategy and assists in its implementation through advice and counsel.
¡	Utilises full breadth of skills and experience to add value to all strategic discussions.

“Demonstrates independence of judgement”

High Performance Indicators

¡	Willing to stand up for and defend own beliefs and values in the face of opposition.
¡	Able to challenge effectively outside own area of expertise.
¡	Demonstrates the courage to take a stand and challenge others’ assumptions, beliefs or viewpoints as necessary for the good of the organisation.

“Questions intelligently, debates constructively, challenges rigorously and decides dispassionately”

High Performance Indicators

¡	Asks searching questions which are focused on the key value at risk issues for the Group.
¡	Willing to challenge openly and rigorously, without leading to unnecessary conflict.
¡	Takes difficult decisions dispassionately whilst also being aware of the political implications.
¡	Able to deal effectively with complexity and assimilates knowledge quickly.
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Satisfies him/herself that Board discussion and decision-taking on risk matters is based on accurate and appropriately comprehensive information and draws, as far as he/she believes it to be relevant or necessary, on external analysis and input.

¡	Takes into account, the views of shareholders and other stakeholders which may provide different perspective on the Group and its performance.

“Has the trust and respect of other members of the Board”

High Performance Indicators

¡	Immediately commands the respect of his/her Board colleagues.
¡	Comments and observations are valued by executive Directors and management alike.
¡	Is seen as even-handed in all his/her dealings with the Board and management.
¡	Supports executives in their leadership of the business whilst monitoring their conduct and performance.
¡	Is well-informed about the Group and has a strong command of the issues relevant to the business.

“Effective member of the Board team”

High Performance Indicators

¡	Demonstrates openness to being challenged on assumptions, beliefs, viewpoints and is willing to re-examine them in order to reach new conclusions.
¡	Will participate in robust and rigorous debates and then work with peers to arrive at new solutions.
¡	Listens sensitively to the views of others, inside and outside the Board.
¡	Is willing to enhance their contribution through receipt of feedback.
¡	Fully empowers the executive Directors to implement the strategic decisions taken by the Board.

“Uses network of contacts effectively”

High Performance Indicators

¡	Is always alert to how network of contacts may be utilised for the benefit of the Barclays Group.

“Upholds high standards of integrity”

High Performance Indicators

¡	Actively promotes and demonstrates the appropriate culture, values and behaviours of the Boardroom and beyond.

ROLE PROFILE - CHAIRMAN

MAIN ACCOUNTABILITIES

Board Leadership and Management

¡	Provide leadership of the Board and manage the business of the Board through setting its agenda and taking full account of the issues and the concerns of Board members.

¡	Ensure that Board agendas are primarily focused on strategy, performance and key value creation issues.

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Ensure that members of the Board receive accurate, timely and high-quality supporting information, in particular about the company’s performance, to enable the Board to take sound decisions, monitor effectively and provide advice to promote the success of the company.

¡	Ensure that the Board decision-making processes are effective.

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Manage the Board to ensure that sufficient time is allowed for discussion of complex or contentious issues, where appropriate arranging for informal meetings beforehand to enable thorough preparation for the Board discussion.

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Facilitate and encourage active engagement and appropriate constructive challenge by members of the Board, particularly on matters of risk and strategy or other major proposals by drawing on Directors’ skills, experience, knowledge and, where appropriate, independence.

¡	Ensure that the Board determines the nature and extent of the Group’s risk appetite and that there are no impediments to the Board’s effective oversight of risk.

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Build an effective and complementary Board, initiating change and regularly considering succession planning and Board composition, working with the Board Corporate Governance and Nominations Committee.

¡	Foster relationships founded on mutual respect and open communication between non-executive Directors and management, both inside and outside the Boardroom.

¡	Ensure Board Committees are clearly structured with appropriate Terms of Reference.

¡	Ensure, subject to the views of the Board Remuneration Committee, that members of the Board are appropriately rewarded.

¡	Ensure that there is sufficient time at Board meetings for discussion of audit, risk and remuneration issues considered by Board Committees.

Board Induction, Evaluation and Development

¡	Ensure that a properly constructed induction programme is provided for new Directors.

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Consider and address the development needs of individual Directors, and the Board as a whole, to maintain the necessary depth and breadth of knowledge and skills, and enhance the effectiveness of the Board as a team.

¡	Lead the Board in the ongoing monitoring, and annual evaluation, of the performance of the Chief Executive.

¡	Ensure that the performance of individual Board members, and of the Board as a whole, is evaluated at least once a year.

¡	Ensure appropriate action plans are put in place and implemented as a result of the Board evaluation.

Governance

¡	Keep under review, with the Board, the general progress and long-term development of the Group.

¡	Promote the highest standards of corporate governance, seeking compliance with the provisions of the UK Corporate Governance Code (the “UK Code”) wherever possible.

¡	Ensure that the Board is able to discharge its duties and comply with the requirements of statutory/regulatory bodies that affect the functioning and responsibilities of the Board.

Relationship with Shareholders and other Stakeholders

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Ensure effective communication with shareholders and other stakeholders and ensure that members of the Board develop and maintain an understanding of the views of major investors and other key stakeholders, and report annually on the nature and extent of the communication with major shareholders

The Chairman will also

¡	Demonstrate ethical leadership and uphold the highest standards of integrity and probity setting clear expectations concerning the Group’s culture, values and behaviours.

¡	Provide effective leadership for the company, including representing the company and understanding the views of shareholders.

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Establish and develop effective working relationships with management, in particular, developing a close relationship of trust with the Chief Executive, providing support and advice while respecting executive responsibility.

¡	Consult with the Senior Independent Director on Board matters in accordance with the UK Code.

¡	Establish good working relations and open lines of communication with other Group Executive Committee members.

¡	Chair the Board Corporate Governance and Nominations Committee.

¡	Subject to the provisions of the UK Code, be a member of the Board Remuneration Committee.

CHAIRMAN – CHARTER OF EXPECTATATIONS

ROLE REQUIREMENTS

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Time commitment - The Chairman is expected to commit to expend whatever time is necessary to fulfil his duties. It is expected this will be equivalent to approximately 60% of a full time position. Chairmanship of the Group has priority over any other business time commitment.

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Experience - Experience on the Board of a major international organisation. Good understanding of the role of a Chairman and able to operate effectively in such a role at the highest level. Relevant financial industry experience is desirable.

¡	Knowledge - The Chairman must have a good understanding and experience of UK boardroom and corporate governance issues.

KEY COMPETENCIES AND BEHAVIOURS

In addition to the required competencies and behaviours of a non-executive Director, the Chairman must demonstrate the following:

Provision of effective leadership to the Board

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In conjunction with the Board Corporate Governance and Nominations Committee, ensures high quality Board composition with an appropriate balance of skills and experience in the context of the Group’s agreed strategic priorities.

¡	Sets the Board agenda and pro-actively manages the annual calendar of business to ensure the most appropriate use of Board’s time.
¡	Engages and supports individual members to enhance Board activities and discussions.
¡	Ensures that the Board operates effectively as a team.
¡	Ensures that membership of the Board is a stimulating and enjoyable experience for Board members.
¡	Promotes effective communication between executive Directors and non-executive Directors.

Effective Chairmanship of meetings

¡	Empowers all Board members to challenge issues openly whilst preventing unnecessary or acrimonious conflict.
¡	Encourages and manages vigorous debate whilst achieving closure on issues.
¡	Ensures time is allocated appropriately, ensuring the business of the meeting is completed whilst allowing appropriate discussion of individual items.
¡	Facilitates, encourages and expects informed and critical contribution from Directors in discussion and decision-taking, particularly on matters of risk and strategy.
¡	Ensures Directors receive all information in an accurate, timely and clear form that is relevant to discharge their obligations.

Be a respected Ambassador for the Group

¡	Be comfortable dealing with political and regulatory interests.
¡	Be able to command respect of key opinion formers.
¡	Has the skills to chair an Annual General Meeting and deal with challenging and diverse shareholder questions.

The above expectations are to be read in addition to the Charter of Expectations for Directors and any other Board positions held.